Mark C. Lee

Tel (916) 442-1111

Fax (916) 448-1709

leema@gtlaw.com

February 22, 2012

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3030

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Re:	First China Pharmaceutical Group, Inc.

Item 4.01 Form 8-K Dated January 16, 2012

Filed January 20, 2012

File No. 000-54076

Ladies and Gentlemen:

This letter responds to comments on the above-referenced Form 8-K by our client, First China Pharmaceutical Group, Inc., a Nevada corporation (the “Company”), provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 17, 2012. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Item 4.01

1.	SEC Comment: You state in your filing that you will amend your Form 8-K to provide a copy of the former accountant’s letter within 10 days. Please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your Form 8-K. If you are unable to provide the former accountant’s letter, explain why.

Company Response: The Company respectfully informs the Staff that it has filed as Exhibit 16.1 to its Current Report on Form 8-K/A the letter from the former accountant. A copy of the Company’s Current Report on Form 8-K/A including Exhibit 16.1 is enclosed herein.

***

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1201 K Street, Suite 1100 ■ Sacramento, California 95814 ■ Tel 916.442.1111 ■ Fax 916.448.1709

Securities and Exchange Commission

Division of Corporation Finance

February 22, 2012

_____________________

Best regards,

/s/ Mark C. Lee

Mark C. Lee
Shareholder

Securities and Exchange Commission

Division of Corporation Finance

February 22, 2012

_____________________

ACKNOWLEDGEMENT

In connection with First China Pharmaceutical Group, Inc.’s (the “Company”) letter dated February 22, 2012 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

First China Pharmaceutical Group, Inc.

/s/ Zhen Jiang Wang

Zhen Jiang Wang, Chief Executive Officer